GINO CHITARONI, B.Sc.
Geologist/Mining Technologist

To the Securities and Exchange Commission,

I, Gino Chitaroni, B.Sc., certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 10-KSB of Sanford Exploration (Canada) Inc. contains any misrepresentation of the information contained in the Technical Report "A Diamond Drill Report on the Whitney Lake Property" dated September 21, 2006.

I do hereby consent to the filing with the regulatory authorities.

I consent to being treated as or referred to as an expert in the Form 10-KSB.

Dated this 30 day of March, 2007.

Gino Chitaroni, B.Sc.